UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

For Annual Reports of Employee Stock Purchase, Savings and Similar Plans
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(mark one)
☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015.

Or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from _________ to _________.

Commission File Number:  0-16255 (Johnson Outdoors Inc.)

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Johnson Outdoors Inc.
555 Main Street
Racine, WI 53403

REQUIRED INFORMATION

The following financial statements and schedules of the Johnson Outdoors Retirement and Savings Plan (the "Plan"), prepared in accordance with the financial reporting requirements of the Employee Retirement Income Securities Act of 1974, as amended, are filed herewith. RSM US LLP, the current independent auditors for the Plan, audited the financial statements and schedules as of and for the Plan fiscal years ended December 31, 2015 and December 31, 2014.

Financial Statements and Report of Independent Registered Public Accounting Firm

Johnson Outdoors Retirement and Savings Plan

December 31, 2015 and 2014

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Report of Independent Registered Public Accounting Firm

To the Plan Administrator
Johnson Outdoors Retirement and Savings Plan

Racine, Wisconsin

We have audited the accompanying statements of net assets available for benefits of Johnson Outdoors Retirement and Savings Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental information is the responsibility of the Plan's management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ RSM US LLP
Milwaukee, Wisconsin
July 13, 2016

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JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2015 and 2014

	2015	2014
Assets
Investments, at fair value	$79,798,112	$79,475,145

Notes receivable from participants	1,578,625	1,594,792
Contributions receivable
Participant	71,665	-
Company	1,811,183	1,309,338
Total receivables	3,461,473	2,904,130

Total assets	83,259,585	82,379,275

Liabilities
Fees payable	24,680	41,611

Net assets available for benefits at fair value	83,234,905	82,337,664

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(90,869)	(239,103)

Net assets available for benefits	$83,144,036	$82,098,561

The accompanying notes are an integral part of these statements.

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JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years ended December 31, 2015 and December 31, 2014

	2015	2014
Investment income
Net realized and unrealized (depreciation) appreciation in fair value of investments	$(3,939,148)	$542,481
Interest	3,642	3,487
Dividends	3,309,755	3,262,267

Total investment (loss) income	(625,751)	3,808,235

Interest income on notes receivable from participants	62,659	64,127

Contributions
Participant	3,099,980	2,844,307
Company	2,911,642	2,383,165
Rollover	278,173	283,597
Total contributions	6,289,795	5,511,069

Total additions	5,726,703	9,383,431

Distributions to participants or beneficiaries	(4,494,671)	(5,887,715)
Administrative expenses and investment management fees	(186,557)	(183,989)

Total disbursements	(4,681,228)	(6,071,704)

Net increase	1,045,475	3,311,727

Net assets available for benefits:
Beginning of year	82,098,561	78,786,834
End of year	$83,144,036	$82,098,561

The accompanying notes are an integral part of these statements.

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JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2015 and 2014

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Johnson Outdoors Retirement and Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

1.	General

The Plan is a tax qualified defined contribution plan sponsored by Johnson Outdoors Inc. (the “Company” or “Employer”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Internal Revenue Code (“IRC”).

Effective January 1, 2010 the Company amended and restated the Plan document into the framework of a prototype defined contribution plan, thereby amending the Plan in conformance with various legislative and regulatory changes required under the IRC and ERISA and to incorporate certain plan design changes as noted throughout the notes.

2.	Participation

The following participating employers participate in the Plan:

●	Johnson Outdoors Inc.
●	Johnson Outdoors Watercraft Inc.
●	Johnson Outdoors Marine Electronics, Inc.
●	Johnson Outdoors Gear, Inc.
●	Johnson Outdoors Diving LLC

The Plan allows all employees in covered employment to participate in the Plan on the first day of employment with one of the above named participating employers.

3.	Contributions

Eligible participants may make voluntary pre-tax and after-tax contributions of their base compensation (as defined by the Plan), subject to certain statutory limits.  Participant contributions made with tax-deferred dollars under Section 401(k) of the IRC are excluded from the participant’s current taxable income for federal income tax purposes.  No federal income tax is paid on the tax-deferred contributions and growth thereon until the participant makes a withdrawal from the Plan.  An employee is automatically enrolled in the Plan at 6% of eligible compensation unless the participant elected a different amount or elected not to participate.

Participants may also choose to make contributions on an after-tax basis through a Roth 401(k) option.  Contributions and earnings for the Roth 401(k) option are not subject to taxation at the time of distribution, as long as the distribution is a “qualified distribution” made no earlier than five years after the first Roth 401(k) contribution to the Plan.  A qualified distribution is a distribution after separation of service and due to death, disability or after age 59½.  The participant’s contribution rate may be adjusted at the discretion of the Plan administrator if a reduced rate is necessary to maintain Section 401(k) benefits.

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JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2015 and 2014

Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

The Company’s matching contribution is equal to 50% of the first 6% of a participant’s compensation contributed by the participant to the Plan.  The Company made matching contributions of $1,121,457 and $1,073,827 in 2015 and 2014, respectively.

In addition, the Company may make a discretionary retirement contribution to the Plan to be allocated to the accounts of eligible participants.  Effective October 3, 2009, participation in the Plan was extended to certain employees of Johnson Outdoors Marine Electronics, Inc. and Johnson Outdoors Watercraft Inc. previously excluded from the Plan’s discretionary retirement contribution.  The amount of such contributions, if any, is at the discretion of the Compensation Committee of the Board of Directors.  The Company made discretionary retirement contributions of $1,790,185 and $1,309,338 in 2015 and 2014, respectively.

4.	Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching contribution, an allocation of the Company’s discretionary retirement contribution based on regular employee earnings for the period, if applicable, and an allocation of Plan investment returns based upon the participant’s net account balance.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

5.	Vesting

Participant contributions, Company matching contributions, discretionary retirement contributions and investment earnings thereon are 100% vested at all times.

6.	Payment of Benefits

Upon retirement, termination, or permanent disability, participants may elect to receive the value of their account.  Upon death, the account balance will be paid to the participant’s beneficiary or estate.  Prior to termination of service, participants may also elect to receive a hardship withdrawal distribution, as defined in the Plan.  A participant who has attained age 59-1/2, but who has not terminated employment, is entitled to have the whole or any part of their accounts paid to him or her.

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JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2015 and 2014

7.	Notes Receivable from Participants

Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance.  Participants may choose a repayment term of up to five years.  Loans are secured by the balance in the participant’s account and bear interest rates based on the prime rate plus 1%.  Principal and interest are paid ratably through payroll deductions.  The outstanding balance of any loan may be prepaid at any time without penalty.

8.	Investment Options

During 2015 and 2014, participants in the Plan had the ability to self-direct their funds into the following investment options:

Vanguard Total Stock Market Index Fund
Vanguard Total Bond Market Index Fund
PIMCO Commodities Plus Strategy Fund
American Funds Balanced Fund
Fidelity Advisor Equity Growth Fund
American Capital World Growth and Income Fund
T. Rowe Price Institutional Small Cap Stock Fund
William Blair Institutional International Growth Fund
Johnson Outdoors Common Stock
FMI Large Cap Fund
Harding Loevner Emerging Markets Fund
Putnam Stable Value Fund
Wasatch Frontier Emerging Small Countries Fund
MFS Emerging Markets Debt Fund

During 2015, participants in the Plan also had the ability to self-direct their funds into the following investment options:

T. Rowe Price Retirement Fund 2010
T. Rowe Price Retirement Fund 2015
T. Rowe Price Retirement Fund 2020
T. Rowe Price Retirement Fund 2025
T. Rowe Price Retirement Fund 2030
T. Rowe Price Retirement Fund 2035
T. Rowe Price Retirement Fund 2040
T. Rowe Price Retirement Fund 2045
T. Rowe Price Retirement Fund 2050
T. Rowe Price Retirement Fund 2055
T. Rowe Price Retirement Fund 2060

A participant may invest a maximum of 25% of their contributions in Johnson Outdoors Inc. Common Stock.

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JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2015 and 2014

9.	Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time upon proper resolution by the Board of Directors.  The Company may also terminate discretionary retirement contributions to the Plan.  In the event of Plan termination, the Plan Trustee shall continue to administer the trust until otherwise directed by the Board of Directors.  Upon termination of the trust, participants or their beneficiaries will receive the full value of their account.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.	Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting and in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through the Putnam Stable Value Fund, a collective trust.  The Statements of Net Assets Available for Benefits present the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts.  The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

2.	Investments

The Plan’s investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The Plan’s valuation policies are determined by the Company’s pension committee.  Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year.  The shares of mutual funds are valued at the daily closing price as reported by the fund.  Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission.  These funds are required to publish their daily net asset value (NAV) and to transact at that price.  The mutual funds held by the Plan are deemed to be actively traded.  The Plan’s interest in the collective trust is valued based on the NAV of the units of the common collective trust.  The NAV, as provided by the Plan Recordkeeper, is used as a practical expedient to estimating fair value.  The NAV is based upon the fair value of the underlying investments comprising the trust less its liabilities.  This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV.

The Plan holds an investment in the Putnam Stable Value Fund (“Stable Value”), which is a common/collective trust fund managed by Putnam Fiduciary Trust Company, as trustee of the fund.  The investment objective of the Stable Value fund is to provide a competitive yield with minimal market-related risk.  The Stable Value fund invests primarily in guaranteed investment contracts, or funding agreements, security-backed investment contracts, separate accounts issued or wrapped by insurance companies, banks or externally managed stable value commingled investment funds.  The Stable Value fund may also invest in high-quality money market instruments or other similar short-term investments.

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JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2015 and 2014

As of December 31, 2015, the Plan held investments in T. Rowe Price Retirement Funds (“TRD”), which are more specifically listed in Schedule H, IV Line 4(i)—Schedule of Assets (Held at End of Year) as of December 31, 2015, in order to provide broad investment options to participants. The TRD funds are common/collective trust funds sponsored and maintained by T. Rowe Price. The TRD Funds invest in various T. Rowe Price mutual funds using a Target Retirement Date asset allocation strategy designed for investors planning to retire or leave the workforce in or within a few years of the target year.  The TRD funds replaced a target retirement date offering that was constructed using core investment mutual funds available in the Plan.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is accounted for on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/(depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

3.	Administrative Expenses and Investment Management Fees

Certain expenses incurred in the administration of the Plan and expenses incurred in connection with the sale, investment and reinvestment of Plan assets are paid by the Plan.  Participants are required to pay a quarterly administrative fee, which was approximately $34 per quarter for 2015 and 2014.  Fees charged by the Plan’s investment advisor are paid by participants on a pro-rata formula based on account balance as a proportion of total plan assets.  Such fees totaled $76,250 and $80,000 in 2015 and 2014, respectively.    Expenses incurred for attorney and audit fees related to the administration of the Plan are paid by the Company.

4.	Use of Estimates

The preparation of the financial statements in accordance with GAAP requires the plan administrator to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes.  Actual results could differ from those estimates.

5.	Payment of Benefits

Benefits are recorded when paid.

6.	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

7.	Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board issued Accounting Standards Update No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent).  The amendments in this update remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient.  However, sufficient information must be provided to permit reconciliation of the fair value of assets categorized within the fair value hierarchy to the amounts presented in the statement of financial position.  The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient.  The amendments in this update are effective for public business entities for fiscal years beginning after December 15, 2015.  Early adoption is permitted.  Upon adoption, the amendments shall be applied retrospectively to all periods presented.   Plan management is currently evaluating the impact this update will have on the Plan’s financial statements.

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JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2015 and 2014

In July 2015, the Financial Accounting Standards Board issued Accounting Standards Update No. 2015-12-I, Plan Accounting: Defined Contribution Pension Plans (Topic 962) and Health and Welfare Benefit Plans (Topic 965), Fully Benefit-Responsive Investment Contracts, a consensus of the FASB Emerging Issues Task Force.  This amendment in this update eliminate the requirements to measure the fair value of fully benefit-responsive investment contracts (“FBRICs”) and provide certain disclosures. ASU 2015-12 also clarifies that indirect investments in FBRICs through investment companies, such as stable value common/collective trust funds, are not included in the scope of the FBRICs guidance because these types of investments typically qualify for measuring fair value at the NAV practical expedient. The amendments in this update are effective for public business entities for fiscal years beginning after December 15, 2015.  Early adoption is permitted.  Upon adoption, the amendments shall be applied retrospectively to all periods presented.   Plan management is currently evaluating the impact this update will have on the Plan’s financial statements.

In July 2015, the Financial Accounting Standards Board issued Accounting Standards Update No. 2015-12-II, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965), Plan Investment Disclosures, a consensus of the FASB Emerging Issues Task Force.  The amendments in this update eliminate the requirement to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. It also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics, and risks. The amendments in this update are effective for public business entities for fiscal years beginning after December 15, 2015.  Early adoption is permitted.  Upon adoption, the amendments shall be applied retrospectively to all periods presented.   Plan management is currently evaluating the impact this update will have on the Plan’s financial statements.

NOTE C - FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy which prioritized the inputs to valuation techniques.  Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  Under this guidance, valuation techniques must maximize the use of relevant observable inputs and minimize the use of unobservable inputs.  This guidance establishes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable.

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JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2015 and 2014

Level 1 - Quoted prices in active markets (e.g. NYSE, NASDAQ, etc.) for identical assets or liabilities.  These are typically obtained from real-time quotes for transactions in active exchange markets involving identical assets.

Level 2 - Inputs, other than quoted prices included within Level 1, which are observable for the asset or liability, either directly or indirectly.  These are typically obtained from readily-available pricing sources for comparable instruments and inputs derived from observable market data by correlation or other means.

Level 3 - Unobservable inputs, where there is little or no market activity for the asset or liability.  These inputs reflect the reporting entity’s own assumptions of the data that market participants would use in pricing the asset or liability, based on the best information available in the circumstances.

Investments Measured at Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis consisted of the following types of instruments:

As of December 31, 2015

	Level 1	Level 2	Level 3	Total
Description:
Mutual funds:
Large cap	$20,582,366	$-	$-	$20,582,366
Target retirement date	17,919,854	-	-	17,919,854
Foreign and global	11,847,270	-	-	11,847,270
Fixed income	4,250,227	-	-	4,250,227
Small cap	8,027,330	-	-	8,027,330
Balanced	4,427,137	-	-	4,427,137
Commodities	298,710	-	-	298,710
Total mutual funds	67,352,894	-	-	67,352,894

Common stock:
Johnson Outdoors Inc. Class A	744,474	-	-	744,474

Collective trust	-	11,700,744	-	11,700,744

Total	$68,097,368	$11,700,744	$-	$79,798,112

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JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2015 and 2014

As of December 31, 2014

	Level 1	Level 2	Level 3	Total
Description:
Mutual funds:
Large cap	$25,280,174	$-	$-	$25,280,174
Foreign and global	17,829,376	-	-	17,829,376
Fixed income	5,773,035	-	-	5,773,035
Small cap	9,760,789	-	-	9,760,789
Balanced	4,317,908	-	-	4,317,908
Commodities	2,530,579	-	-	2,530,579
Total mutual funds	65,491,861	-	-	65,491,861

Common stock:
Johnson Outdoors Inc. Class A	1,046,269	-	-	1,046,269

Collective trust	-	12,937,015	-	12,937,015

Total	$66,538,130	$12,937,015	$-	$79,475,145

The valuation methodology used by the Plan in measuring the fair values of common stock and mutual funds were derived from quoted market prices as substantially all of these instruments have active markets.  The valuation techniques used to measure fair value of the common/collective trust fund are included in note B-2.

The methods described above could produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.  In order to assess the appropriate classifications of investments within the fair value hierarchy, the availability of market data is monitored.  Changes in economic conditions or valuation techniques may require the transfer of investments from one fair value level to another.  The significance of transfers between levels is evaluated based upon the nature of the investment and size of the transfer relative to total net assets available for benefits.  There were no transfers in or out of Levels 1, 2 or 3 for the years ended December 31, 2015 or December 31, 2014.

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JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2015 and 2014

The following tables summarize investments measured at fair value based on NAV per share as of December 31, 2015 and 2014:

	2015
	Fair Value Estimated using Net Asset Value per Share
	Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Asset category:
Collective trust	$11,700,744	$-	Immediate	None

	2014
	Fair Value Estimated using Net Asset Value per Share
	Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Asset category:
Collective trust	$12,937,015	$-	Immediate	None

NOTE D - INVESTMENTS

The following investments represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2015:

Description	2015

Vanguard Total Bond Market Index Fund	$5,415,697
Vanguard Total Stock Market Index Fund	4,250,227
American Funds Balanced Fund	4,427,137
Fidelity Advisor Equity Growth Fund	8,812,046
American Capital World Growth and Income Fund	6,301,265
T. Rowe Price Institutional Small Cap Stock Fund	8,027,330
Putnam Stable Value Fund*	11,609,875
T. Rowe Price Retirement Fund 2030	4,504,569
FMI Large Cap Fund	6,354,624

*Amount represents contract value (fair value is $11,700,744)

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JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2015 and 2014

The following investments represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2014:

Description	2014

Vanguard Total Bond Market Index Fund	$5,773,035
Vanguard Total Stock Market Index Fund	7,371,247
American Funds Balanced Fund	4,317,908
Fidelity Advisor Equity Growth Fund	9,778,601
American Capital World Growth and Income Fund	6,638,242
T. Rowe Price Institutional Small Cap Stock Fund	9,760,789
Putnam Stable Value Fund*	12,697,912
William Blair Institutional International Growth Fund	5,187,965
Harding Loevner Emerging Markets Fund	4,273,485
FMI Large Cap Fund	8,130,326

*Amount represents contract value (fair value is $12,937,015)

As of December 31, 2015 and 2014, the Plan’s investments included 34,010 and 33,534 shares of Company common stock, respectively, representing less than 1% of the Company’s outstanding common stock for each year.

During 2015 and 2014, the Plan’s investments (depreciated) appreciated in value as follows:

	2015	2014

Mutual funds	$(3,625,995)	$404,895

Johnson Outdoors Inc. common stock	(313,153)	137,586

	$(3,939,148)	$542,481

All investments are participant directed.

NOTE E - INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated March 10, 2011, stating that the Plan is qualified under Section 401(a) of the IRC, and, therefore, the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.  The Plan has additional amendments that were not included in the latest determination letter.  However, the Plan’s administrator believes the Plan is operating in compliance, in all material respects, with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt as of the financial statement date.

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JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2015 and 2014

Management evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax qualified status and had taken no uncertain tax positions that require adjustment to the financial statements.  Therefore, no provision or liability for income taxes has been included in the financial statements.

NOTE F - PARTY-IN-INTEREST TRANSACTIONS

All transactions involving the investments administered by Mercer (the “trustee”) and investments in Johnson Outdoors Inc. common stock and other transactions with the Company or plan participants are considered permitted party-in-interest transactions.  Fees paid to the trustee by the plan for administrative expenses amounted to $97,699, and $92,345 for the years ended December 31, 2015 and 2014, respectively.

Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

NOTE G - RISK AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and, that such changes could materially affect participants account balances and the amounts reported in the statements of net assets available for benefits.

NOTE H – SUBSEQUENT EVENTS

The Plan Administrator has evaluated subsequent events through the date and time the financial statements were issued.

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JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2015 and 2014

NOTE I - RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2015 and 2014:

	2015	2014

Net assets available for benefits per the financial statements	$83,144,036	$82,098,561
Differences in:
Adjustment from contract value to fair value	90,869	239,103

Net assets available for benefits per the Form 5500	$83,234,905	$82,337,664

The following is a reconciliation of change in net assets available for benefits per the financial statements to the Form 5500 during the years ended December 31, 2015 and 2014:

	2015	2014

Increase in net assets available for benefits per the financial statements	$1,045,475	$3,311,727
Reverse adjustment from contract value to fair value, prior year	(239,103)	(171,601)
Adjustment from contract value to fair value, current year	90,869	239,103

Increase in net assets available for benefits per the Form 5500	$897,241	$3,379,229

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JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
EMPLOYEE IDENTIFICATION NUMBER 39-1536083
PLAN NUMBER 001
FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2015

SUPPLEMENTAL SCHEDULE

Identity of issue, borrower, lessor or similar party	Number of shares/units	Current fair value

Vanguard Total Stock Market Index Fund	106,608	$5,415,697
Vanguard Total Bond Market Index Fund	399,457	4,250,227
American Funds Balanced Fund	185,702	4,427,137
FMI Large Cap Fund	341,463	6,354,624
Fidelity Advisor Equity Growth Fund	84,658	8,812,046
American Capital World Growth and Income Fund	145,358	6,301,265
PIMCO Commodities Plus Strategy Fund	55,214	298,710
T.Rowe Price Institutional Small Cap Stock Fund	432,974	8,027,330
William Blair Institutional International Growth Fund	195,552	2,948,931
Johnson Outdoors Inc. Common Stock*	34,010	744,474
Harding Loevner Emerging Markets Fund	56,999	2,235,482
MFS Emerging Markets Debt Fund	19,487	268,924
Wasatch Frontier Emerging Small Countries Fund	34,069	92,668
T. Rowe Price Retirement Fund 2010	46	779
T. Rowe Price Retirement Fund 2015	43,984	601,695
T. Rowe Price Retirement Fund 2020	92,022	1,811,907
T. Rowe Price Retirement Fund 2025	220,766	3,300,454
T. Rowe Price Retirement Fund 2030	206,537	4,504,569
T. Rowe Price Retirement Fund 2035	183,300	2,894,308
T. Rowe Price Retirement Fund 2040	65,425	1,477,297
T. Rowe Price Retirement Fund 2045	138,770	2,103,749
T. Rowe Price Retirement Fund 2050	78,515	1,000,280
T. Rowe Price Retirement Fund 2055	16,013	203,524
T. Rowe Price Retirement Fund 2060	2,200	21,292
Putnam Stable Value Fund	11,609,875	11,700,744
Participant loans* (interest rate of 4.25%; maturing from January 2016 to December 2020)	-	1,578,625

Total investments, at fair value		$81,376,738

* Party-in-interest as defined by ERISA.

Contents
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Johnson Outdoors Retirement and Savings Plan (the "Plan") Administrative Committee which administers the Plan, has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Racine, and State of Wisconsin, on the 13th day of July, 2016.

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN

By:	/s/ Megan Fahey
Megan Fahey

By:	/s/ Richard Fiegel
Richard Fiegel

By:	/s/ Erik Hokanson
Erik Hokanson

By:	/s/ David W. Johnson
David W. Johnson

By:	/s/ William Rushing
William Rushing

By:	/s/ Sara Vidian
Sara Vidian

Contents
EXHIBIT INDEX

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN

FORM 11-K

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2015

Exhibit No.	Description	Page Number in Sequentially Numbered Form 11-K

23.1	Consent of RSM US LLP